



RE: NN, Inc.
2000 Waters Edge Drive
Johnson City, TN 37604

FOR FURTHER INFORMATION:

AT THE COMPANY:	AT FRB|WEBER SHANDWICK	
Will Kelly	Kerry Thalheim	Susan Garland
Treasurer & Manager of Investor Relations	(General info)	(Analyst info)
(423) 743-9151	212-445-8437	212-445-8458

FOR IMMEDIATE RELEASE
December 9, 2002

NN ANNOUNCES INTENTION TO ACQUIRE SKF'S COMPONENT MANUFACTURING OPERATION IN VEENENDAAL, THE NETHERLANDS

NN, Inc. and SKF have signed a letter of intent in which SKF intends to sell its component manufacturing operations in Veenendaal, The Netherlands, to NN, Inc. The transaction, which is subject to customary due diligence investigations, is planned to close in the first quarter of 2003.

In its Veenendaal plant, SKF manufactures rollers for tapered roller bearings as well as metal cages for both tapered and spherical roller bearings. Yearly production value amounts to 45 million Euros and the operation employs 360.

NN's acquisition of the Veenendaal operation further expands the Company's bearing component product offering and is in line with its long-term strategy.

NN, Inc. manufacturers and supplies high precision bearing components, consisting of balls, rollers, seals and retainers, for leading bearing manufacturers on a global basis and had sales of US $180 million in 2001.

With the exception of the historical information contained in the release, the matters described herein contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties that may cause actual results to be materially different from such forward-looking statements. Such factors include, among others, general economic conditions and economic conditions in the industrial sector, competitive influences, risks that current customers will commence or increase captive production, risks of capacity underutilization, quality issues, availability of raw materials, currency and other risks associated with international trade, the Company's dependence on certain major customers, and other risk factors and cautionary statements listed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, the Company's Annual Report on 10-K for the fiscal year ended December 31, 2001.